FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



DOCUMENT 1 - SCRIP DIVIDEND CIRCULAR


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser. If you sold or transferred all or some of your ordinary shares on or before 15 March 2005, but those shares are included in the number shown in box 1 on the accompanying Form of Election or Entitlement Advice, you should,  without delay,  consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.  The Stock  Exchange of Hong Kong Limited takes
no   responsibility   for  the   contents  of  this   document,   makes  no
representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



                                                          31 March 2005



Dear Shareholder

SCRIP DIVIDEND SCHEME AND PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING OR HONG KONG DOLLARS

On 28 February 2005, your Directors declared a fourth interim dividend for 2004 of US$0.27 per ordinary share, payable on 4 May 2005. You may elect to receive:

1. a scrip dividend of new shares at a 'Market Value' of US$15.8923 (GBP8.371)per share;

2.   a cash dividend in United States dollars, sterling, or Hong Kong dollars;
     or

3.  combinations of cash and scrip dividends.

For illustration, using the exchange rates on 22 March 2005, the fourth interim dividend in sterling and Hong Kong dollars would have been approximately GBP0.14 and HK$2.11. The precise amounts which will be payable per ordinary share in either sterling or Hong Kong dollars on 4 May 2005 will be converted from United States dollars using the exchange rates on 25 April 2005 as explained on page 2. Please read this letter carefully.

1.  Scrip dividend

If you have already given standing instructions to receive new shares under the Scrip Dividend Scheme, you will find an Entitlement Advice enclosed with this letter. You need take no further action if you wish to receive the number of new shares shown on the Entitlement Advice. If you do not wish to receive the maximum entitlement to new shares, a letter revoking your standing instructions must be received by the appropriate Registrars, at the address given on page 8, by close of business on 21 April 2005. If you wish to receive new shares in respect of only part of this dividend, or if you wish to receive your cash dividend in any combination of United States dollars, sterling and Hong Kong dollars, please also ask the Registrars for a Form of Election in time to return it to them by 21 April 2005.

If you have not previously given standing instructions to receive new shares under the Scrip Dividend Scheme and you wish to receive new shares in lieu of the cash dividend, you should complete and sign the Form of Election enclosed with this letter and return it to the appropriate Registrars, at the address given on page 8, by 21 April 2005. If you take no action, you will receive the dividend in cash in the currency indicated on the Form of Election.

We will calculate your entitlement to new shares using a 'Market Value' of US$15.8923 (GBP8.371) for each new share. An explanation of the calculation of 'Market Value' and the basis of allotment of new shares is set out in paragraphs 2 and 3 of the Appendix to this letter.

Since fractions of shares cannot be issued, if you have elected to receive the maximum entitlement to new shares, any residual dividend entitlement will be carried forward in United States dollars. This will be added to the next dividend to determine the number of new shares to be received on that occasion. Residual dividend entitlements carried forward will not bear interest.

HSBC  Holdings plc  Registered  Office and Group Head Office:
8 Canada  Square,
London E14 5HQ,  United Kingdom
Web:  www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

The scrip dividend alternative will enable shareholders to increase their holdings of shares without incurring dealing costs or stamp duty. However, the scrip dividend on shares held through the American Depositary Receipt programme or Euroclear France, the settlement and central depositary system in France, will be subject to Stamp Duty Reserve Tax, currently 1.5 per cent of the Market Value. To the extent that shareholders elect to receive new shares, the Company will benefit by retaining cash which would otherwise be payable by way of dividend. The Appendix to this letter sets out details of the Scrip Dividend Scheme and provides a general outline of the tax considerations in the United Kingdom and overseas.

Please read the next section regarding the payment of dividends in cash, even if you wish to receive your dividend in the form of new shares.


2.  Cash dividend

If your shares were recorded on the Principal Register at close of business on 18 March 2005, you will automatically receive any dividends payable to you in cash in sterling, unless you have previously elected to receive payment in United States dollars or Hong Kong dollars. However, if your address is in the United States you will automatically receive any dividend payable to you in cash in United States dollars, unless you have previously elected to receive payment in Hong Kong dollars or sterling.

If your shares were recorded on the Hong Kong Overseas Branch Register at close of business on 18 March 2005, you will automatically receive any dividends payable to you in cash in Hong Kong dollars, unless you have previously elected to receive payment in United States dollars or sterling.

If your shares were recorded on the Bermuda Overseas Branch Register at close of business on 18 March 2005, you will automatically receive any dividends payable to you in cash in United States dollars, unless you have previously elected to receive payment in Hong Kong dollars or sterling.

The currency in which any dividend payable to you in cash is to be paid is stated on the accompanying Form of Election or Entitlement Advice. If you wish to give standing instructions to receive such dividends in one of the other available currencies (United States dollars, sterling or Hong Kong dollars), you should complete the One Currency Election on page 2 of the Form of Election or Entitlement Advice. Completion of the One Currency Election will not revoke a standing instruction to receive the maximum entitlement to new shares under the Scrip Dividend Scheme.


3.  Combinations of cash and scrip dividends

If you wish to receive this dividend in a combination of the available currencies or in a combination of cash and new shares, you must complete Section B on page 1 of the Form of Election. If you have received an Entitlement Advice with this letter and not a Form of Election, and you wish to receive your dividend in cash, in any combination of the available currencies, or in a combination of cash and new shares, you should write to the appropriate Registrars, at the address given on page 8, to revoke your standing instructions for scrip dividends and to request a Form of Election in time to return it to them by 21 April 2005.

Dividends payable in sterling or Hong Kong dollars on 4 May 2005 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 25 April 2005. The exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Dividend warrants and, where applicable, new share certificates are expected to be mailed to shareholders on or about 4 May 2005.

Whether you elect to receive your dividends in cash or in shares, it is recommended that you complete and return the Dividend Payment Instruction on page 2 of the accompanying Form of Election or Entitlement Advice so that any dividends payable to you in cash can be sent to your bank account(s) as you require. It is not necessary for you to complete the Dividend Payment Instruction if you have already given instructions for cash dividends to be sent direct to your bank account and you do not wish to change those instructions.

Yours sincerely


R G Barber
Group Company Secretary

APPENDIX
SCRIP DIVIDEND SCHEME ('THE SCHEME')

1. Terms

The  Scheme,  authority  for which  shareholders  renewed at the Annual
General Meeting on 31 May 2002 for a further five-year period, will apply in respect of the fourth interim dividend for 2004. Holders of ordinary shares on the Principal Register as at the close of business in England on 18 March 2005 or on the Hong Kong Overseas Branch Register as at the close of business in Hong Kong on 18 March 2005 or on the Bermuda Overseas Branch Register as at the close of business in Bermuda on 18 March 2005 (other than those shareholders referred to below) will be able to elect to receive new shares in respect of all or part of their holdings of shares (see paragraph 3 below) as an alternative to receiving the fourth interim dividend for 2004 of US$0.27 per share in cash. The new ordinary shares will be issued subject to the Memorandum and Articles of Association of the Company and will rank equally with the existing issued ordinary shares in all respects.

2.  Market Value

The 'Market Value' is the average of the middle market quotations for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List, for the five business days beginning on 16 March 2005 (the day on which the shares were first quoted ex-dividend). Since the dividend is declared in United States dollars, the average of the middle market quotations of GBP8.371 was then converted into United States dollars using the exchange rate quoted by HSBC Bank plc in London at 11.00 am on 22 March 2005, giving the Market Value of US$15.8923 for each new share.

3.  Basis of allotment and examples

Your  entitlement  to new shares is based on:
(a) the Market Value (as defined in paragraph 2 above) of US$15.8923 per share;
(b) the cash dividend of US$0.27 per share; and
(c) the number of shares held by you on 18 March 2005 ('the record date').
The formula used for calculating your entitlement is as follows:

Number of shares held at the record date x cash dividend per share + any residual dividend entitlement brought forward = maximum dividend available for share election

Maximum dividend available
                       = maximum number of new shares (rounded down to the
                         nearest whole number)
   Market Value

You may elect to receive new shares in respect of all or part of your holding of ordinary shares. No fraction of a share will be issued.

If you elect to receive the maximum number of new shares in lieu of your dividend, a residual dividend entitlement may arise, representing the difference between the total Market Value of the new shares and the maximum dividend available on your shareholding. This residual dividend entitlement will be carried forward in United States dollars (without interest) to the next dividend (see Example 1).

If you choose to take only part of your dividend as new shares, you will receive the balance in cash (see Example 2).

Example 1

If you have 1,000 ordinary shares, your maximum entitlement will be calculated as follows:

Your cash  dividend  (1,000 x US$0.27)                              US$ 270.00
Plus  residual dividend  entitlement  brought forward (say)         US$   4.00
Maximum dividend available                                          US$ 274.00

Number  of new  shares  =  US$274.00  =  17.24105             = 17 new  shares
                           US$15.8923

Total Market Value of 17 new shares = 17 x US$15.8923               US$ 270.17
Plus residual dividend  entitlement
 carried forward (US$274.00 - US$270.17)                              US$ 3.83
                                                                    US$ 274.00

Example 2

If you have 1,000 ordinary shares and a residual dividend entitlement brought forward of, say, US$4.00, your maximum entitlement will be 17 new shares, as shown in Example 1. Should you wish to receive only 5 new shares, you should insert this number in the appropriate box in Section B (i) on the Form of Election. The cash balance due to you would then be calculated as follows:


Your cash dividend  (1,000 x US$0.27)                               US$ 270.00
Plus residual dividend  entitlement brought forward (say)             US$ 4.00
Maximum dividend available                                          US$ 274.00

Total Market Value of 5 new shares = 5 x US$15.8923                 US$  79.47
Plus cash balance (US$274.00 - US$79.47)                            US$ 194.53
                                                                    US$ 274.00




In addition to the 5 new ordinary shares, you will receive a cash balance of US$194.53. The cash balance will be paid to you in the currency indicated in box 4 on the Form of Election, unless you give instructions to the contrary by indicating the currency/currencies you wish to receive in the boxes in Sections B (iii) to B (v). An example of how Section B of a Form of Election might be completed is given below.

Section B -  Complete this section if you wish to receive your dividend in cash in a combination of the available currencies or in a combination of cash and new shares

I/We wish to receive my/our dividend in shares and/or in cash as follows: in shares

(i)    please insert the number of new shares you wish to receive
       (see box 3 above for maximum)


                                                                                        5   shares

(ii)   total value of new shares you wish to receive
       (number of new shares in (i) above x US$15.8923)                            US$      79.47

in cash

(iii)  in US$                                                                      US$      60.00

(iv)   in sterling, the equivalent of (please insert US$ amount)                   US$      60.00

(v)    in HK$, the equivalent of (please insert US$ amount)                        US$      74.53

Maximum dividend available (the sum of (ii) + (iii) + (iv) + (v))                  US$     274.00


4.  Payment of residual dividend entitlements
    Residual dividend entitlements will be payable in cash (without interest) if, at any time, you:
    -  dispose of your entire holding; or
    -  make an election in respect of part of your holding; or
    -  receive the full cash dividend on the whole of your holding; or
    -  revoke your standing instructions to receive scrip dividends; or
    -  so request in writing to the appropriate Registrars.

5. How to participate in the Scheme

(a)If you have already given standing instructions to receive new shares under the Scheme, you will find an Entitlement Advice enclosed with this letter. You need take no further action unless you wish to revoke your standing instructions or to elect to receive a smaller number of new shares. If you do not formally revoke your standing instructions by 21 April 2005, you will receive the number of new ordinary shares shown in box 2 on the accompanying Entitlement Advice.

If you do not wish to receive new shares, a letter revoking the standing instructions to receive scrip dividends must be received by the appropriate Registrars at the address given on the Entitlement Advice by close of business on 21 April 2005. A cash dividend will then be paid on your entire holding in the currency shown in box 5 on the Entitlement Advice. If, however, you wish to receive new shares in respect of only part of this dividend or if you wish to receive any dividend payable to you in cash in a currency/currencies other than that shown in box 5 on the Entitlement Advice, please also ask the Registrars for a Form of Election in time to return it to them by 21 April 2005. In any event, if you revoke your standing instructions you will receive a Form of Election for any future dividends to which the Scheme applies.

(b)If you have not previously given standing instructions to receive new shares under the Scheme and you wish to receive new shares in lieu of a cash dividend on this occasion only, an election to participate in the Scheme must be made on the accompanying Form of Election. The Form is issued to shareholders registered as at 18 March 2005 and should be read in conjunction with this letter. If you wish to elect to receive the maximum entitlement to new shares for this dividend, you may do so by inserting a '3' in the box in Section A (i) of the Form of Election. If you wish to elect to receive a smaller number of shares than the maximum entitlement, you should complete Section B of the Form. To be valid in respect of the dividend payable on 4 May 2005, a Form of Election must be completed correctly, signed and received by the Registrars at the address given on page 2 of the Form by close of business on 21 April 2005.

(c)If you have not previously given standing instructions to receive new shares under the Scheme and you wish to receive the maximum entitlement to new shares automatically for this and for subsequent dividends to which the Scheme applies, you may do so by inserting a '3' in the box in Section A (ii) of the accompanying Form of Election and then signing and returning the Form to the Registrars at the address given on page 2 of the Form.

Completion of Section A (ii) of the Form will ensure that you receive your maximum entitlement to new shares offered in lieu of the fourth interim dividend for 2004 payable on 4 May 2005 and for subsequent dividends. Your standing instructions may be revoked at any time by giving signed notice in writing to the appropriate Registrars. However, such revocation will take effect in respect of an offer of shares in lieu of a cash dividend only if the notice is received on or before the final date for receipt of Forms of Election in respect of that dividend. Your standing instructions will lapse automatically if at any time you cease to hold any ordinary shares.

ON THE ASSUMPTION THAT NO RESIDUAL DIVIDEND ENTITLEMENT IS BROUGHT FORWARD, SHAREHOLDERS WITH A HOLDING AS AT 18 MARCH 2005 OF FEWER THAN 59 ORDINARY SHARES WHO HAVE GIVEN STANDING INSTRUCTIONS TO RECEIVE SCRIP DIVIDENDS, OR WHO MAKE AN ELECTION TO RECEIVE SCRIP DIVIDENDS, WILL NOT RECEIVE ANY NEW SHARES ON THIS
OCCASION AND WILL HAVE THEIR DIVIDEND ENTITLEMENT CARRIED FORWARD IN UNITED STATES DOLLARS (WITHOUT INTEREST) AS DESCRIBED ON PAGE 1.

6.  Overseas shareholders

No person receiving a copy of this document or a Form of Election in any jurisdiction outside the United Kingdom ('UK') or Hong Kong may treat the same as offering a right to elect to receive new shares unless such offer could lawfully be made to such person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside the UK and Hong Kong who wishes to receive new shares under the Scheme to comply with the laws of the relevant jurisdiction(s), including the obtaining of any governmental or other consents and compliance with all other formalities. It is also the responsibility of any person who receives new shares in lieu of a cash dividend to comply with any restrictions on the resale of the shares which may apply outside the UK and Hong Kong. For example, shareholders in Ontario who have scrip dividend shares allotted to them must ensure that the first trade of their scrip dividend shares is executed on a stock exchange outside Canada.

7.  Issue of share certificates and listing of new shares

Application will be made to the UK Listing Authority and to the London Stock Exchange for the new shares to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new shares, and to the New York, Paris and Bermuda stock exchanges for listing of the new shares.

Existing ordinary shares on the Principal Register may be held either in certificated form, or in uncertificated form through CREST. Where a shareholder has holdings of ordinary shares in both certificated and uncertificated form, each holding will be treated separately for the purpose of calculating entitlements to new shares.

Definitive share certificates for the new shares issued under the Scheme in respect of holdings in certificated form are expected to be mailed to shareholders entitled thereto at their risk on 4 May 2005, at the same time as warrants in respect of the cash dividend are mailed. New shares issued under the Scheme in respect of holdings of shares which are in uncertificated form will also be issued in uncertificated form. The Company will arrange for the relevant shareholders' stock accounts in CREST to be credited with the appropriate numbers of new shares on 4 May 2005.

Dealings in the new shares in London, Hong Kong, Paris and Bermuda, and in the American Depositary Shares in New York are expected to begin on 4 May 2005.

8.  If you have sold or transferred your shares

If you sold or transferred all or some of your ordinary shares on or before 15 March 2005 (the date on which the shares eligible for the fourth interim dividend for 2004 were last quoted cum-dividend on the London, Hong Kong and Bermuda stock exchanges), but those shares are nevertheless included in the number shown in box 1 on the accompanying Form of Election or Entitlement Advice, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.

9.  General

If all shareholders were to elect to take up their entitlements to new shares under the Scheme in respect of the fourth interim dividend for 2004, approximately 190 million new shares would be issued, representing an increase of 1.70 per cent in the issued ordinary share capital of the Company as at 18 March 2005.

The total cost of the fourth interim dividend for 2004, ignoring any elections for the scrip alternative, is approximately US$3,021 million. The applicable tax credit is the sterling equivalent of approximately US$336 million.

Whether or not it is to your advantage to elect to receive new ordinary shares in lieu of a cash dividend or to elect to receive payment in United States dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. HSBC Holdings cannot accept any responsibility for your decision. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers.

No acknowledgement of receipt of a Form of Election will be issued.

10.  Tax  return

To assist shareholders who receive a scrip dividend, we will send a Notional Tax Voucher which may be needed for tax returns. This will contain the following particulars:

-  number of ordinary  shares held at close of business on 18 March 2005
-  number  of new  ordinary  shares  allotted
-  total  dividend  payable
-  residual dividend  entitlement(if any) brought forward from previous dividend
-  residual  dividend  entitlement(if any) carried forward to the next dividend
-  cash  equivalent of the new shares allotted
-  amount of UK income tax treated as paid on the new shares.


11. Taxation

The precise tax consequences for a shareholder receiving a cash dividend or electing to receive new shares in lieu of a cash dividend will depend upon the shareholder's own individual circumstances. The following is a general outline of the tax consequences in the UK and overseas, based on current law and practice.

No tax is currently withheld from dividends paid by the Company. Such dividends carry a tax credit equal to one-ninth of the dividend.

(i)Cash dividends

UK resident individuals

Individual shareholders, who are resident in the UK for tax purposes, will generally be subject to income tax on the aggregate amount of the dividend and associated tax credit. For example, on a cash dividend of US$90 an individual would be treated as having received dividend income equal to the sterling equivalent of both the US$90 dividend received and the associated tax credit of US$10 and as having paid income tax equal to the sterling equivalent of US$10 (the associated tax credit). Individual shareholders who are liable to income tax at the starting rate or basic rate only will have no further tax to pay, as the tax liability will be fully extinguished by the associated tax credit.

Individual shareholders who are not liable to income tax are not able to recover the tax credit.

Individual shareholders subject to income tax at the higher rate will be liable to tax at a rate of 32.5 per cent on the aggregate of the dividend and the associated tax credit. For example, if a higher rate tax payer were to receive a dividend of US$90, he/she would for income tax purposes be treated as receiving dividend income equal to the sterling equivalent of both the US$90 dividend received and the associated tax credit of US$10. The related tax liability would be the sterling equivalent of US$32.50. However, the associated tax credit equal to the sterling equivalent of US$10 would be set against the tax liability, leaving the individual with net tax to pay of the sterling equivalent of US$22.50.

UK resident trustees

Trustees of discretionary trusts, which are usually liable to pay income tax at the rate of 40 per cent, may be required to account for additional tax on UK dividend income at 32.5 per cent of the aggregate amount, against which the effective 10 per cent tax credit may be offset.

UK resident companies

Corporate shareholders (other than certain insurance companies and companies which hold shares on trading account) are not liable to corporation tax or income tax in respect of dividends received from the Company.

Non-UK residents

Generally, non-UK residents will not be subject to any UK taxation in respect of UK dividend income nor will they be able to recover the associated tax credit.

Non-UK resident shareholders may be subject to tax on UK dividend income under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the cash dividend and whether they are entitled to recover any part of the associated tax credit.

There are special rules which apply to non-UK resident discretionary trusts in receipt of UK dividends.

(ii) Scrip dividends

UK resident individuals

The tax consequences of electing to receive new shares in lieu of a dividend are similar to those of receiving cash dividends.

Individual shareholders who elect to receive new shares in lieu of a cash dividend will be treated as having received income of an amount which, when reduced by income tax at the starting rate (currently 10 per cent) is equal to the 'cash equivalent' which would have been received had they not elected to receive new shares. For example if a shareholder elected to receive new shares in lieu of a US$90 cash dividend, they would for UK tax purposes be treated as receiving income of US$100 and as having paid tax equivalent to US$10.

Individual shareholders who are liable to income tax at the starting rate or basic rate only will have no further tax to pay. Individual shareholders liable to tax at the higher rate will be liable to pay additional tax at the rate of
22.5 per cent of the aggregate of the cash equivalent and associated tax credit (which equates to the sterling equivalent of US$22.50 in the example above).

The Inland Revenue may, however, substitute the market value of the shares on the first day they are dealt on the London Stock Exchange for the 'cash equivalent' if the two figures substantially differ. Inland Revenue current practice is to interpret 'substantially' as representing a difference of 15 per cent or more of the market value.

For capital gains tax purposes the new shares will be treated as a separate holding. The base cost of these shares will equal the 'cash equivalent' or, if substantially different, the market value on the first day of dealing.


UK resident trustees

Trustees of discretionary trusts liable to account for income tax on the income of the trust will be treated as having received gross income equal to the 'cash equivalent' as described above. Any tax liability will be calculated in line with the cash dividend treatment described above (tax at a rate of 32.5 per cent being partially offset by the effective 10 per cent tax credit).

UK resident companies

Corporate shareholders will not be liable to corporation tax on the receipt of new shares. For capital gains tax purposes the base cost of these shares will be nil.

UK resident gross funds/charities

There is no entitlement, for either a gross fund or charity, to a tax credit and consequently no claim to recover the tax credit will be possible.

Non-UK residents

Individual shareholders will be treated for UK tax purposes as having received income of an amount which, when reduced by income tax at the starting rate (currently 10 per cent) is equal to the 'cash equivalent' which would have been received had they not elected to receive new shares. No UK tax assessment will be made on such individuals, but the tax credit cannot be recovered.

However, a non-UK resident shareholder may be subject to tax on the new shares received under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the new shares.

Residual dividend entitlement

Under current legislation, a UK resident shareholder will not be subject to UK tax on any amount carried forward as a residual dividend entitlement until either a new share or cash is received. The tax treatment of the new ordinary share will be the same as that of any other new ordinary share issued at the same time as a scrip dividend. Any payment in cash will be taxed as a cash dividend.




                             Timetable of events

Shares quoted ex-dividend in London, Hong Kong and Bermuda                                     16 March 2005
American Depositary Shares quoted ex-dividend in New York                                      16 March 2005
Record date for the fourth interim dividend for 2004                                           18 March 2005
Shares quoted ex-dividend in Paris                                                             21 March 2005

FINAL DATE FOR RECEIPT BY REGISTRARS OF FORMS OF ELECTION
AND REVOCATIONS OF  STANDING INSTRUCTIONS FOR SCRIP DIVIDENDS                                  21 April 2005

Exchange rate determined for payment of dividends in sterling and Hong Kong dollars            25 April 2005
Payment date - dividend warrants mailed; new share certificates or Bermuda Overseas Branch
Register Transaction Advices and Notional Tax Vouchers mailed; shares credited to stock
accounts in CREST                                                                               4 May 2005
Expected first day of dealings in new shares in London, Hong Kong, Paris and Bermuda;
and in American Depositary Shares in New York                                                   4 May 2005


Further copies of this letter, replacement Forms of Election and a Chinese translation of this and future documents may be obtained from the Registrars.

Principal Register                                             Hong Kong Overseas Branch Register
Computershare Investor Services PLC                            Computershare Hong Kong Investor Services Limited
PO Box 1064                                                    Hopewell Centre
The Pavilions                                                  46th Floor
Bridgwater Road                                                183 Queen's Road East
Bristol BS99 3FA                                               Wan Chai
United Kingdom                                                 Hong Kong

Telephone: (44) 0870 702 0137                                  Telephone: 2862 8555


Bermuda Overseas Branch Register                               US Shareholder helpline
Corporate Shareholder Services
The Bank of Bermuda Limited                                    Telephone: 1 866 299 4242
6 Front Street
Hamilton HM 11
Bermuda

Telephone: 299 6737


Within this document the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.


The Directors of HSBC Holdings plc are Sir John Bond, Baroness Dunn*, Sir Brian Moffat**, S K Green, A W Jebson, W F Aldinger (will retire on 29 April 2005), Lord Butler**, R K F Ch'ien**, J D Coombe**, D G Eldon (will retire on 27 May
2005), R A Fairhead**, D J Flint, W K L Fung**, M F Geoghegan, S Hintze**, J W J Hughes-Hallett**, Sir John Kemp-Welch**, Sir Mark Moody-Stuart**, S W Newton**, H Sohmen* and Sir Brian Williamson**.

* Non-executive Director


Printed by St Ives Burrups Ltd, London, United Kingdom, on Revive Special Silk paper using vegetable oil-based inks. Made in Spain, the paper comprises 30% virgin fibre from Forest Stewardship Council-certified forests, 30% de-inked post-consumer waste, 10% mill broke and 30% virgin fibre. Pulps used are elemental chlorine-free.

DOCUMENT 2 - NOTICE OF AGM 2005

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc, you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document should be read in conjunction with the accompanying Annual Report and Accounts and/or Annual Review in respect of the year ended 31 December 2004.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications,  or  revoke  or  amend  an  instruction  to  receive  electronic communications, go to www.hsbc.com/ecomms. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrar at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars:
Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.



                        HSBC Holdings plc

                           Notice of
                      Annual General Meeting
                     to be held on 27 May 2005



Notice of the Annual General Meeting to be held at Barbican Hall, Barbican Centre, London EC2 at 11.00 am on Friday 27 May 2005 is set out on pages 14 to 28.

The action to be taken by Shareholders is set out on page 5. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

                                                              31 March 2005





Access to the Meeting

The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the Annual General Meeting is fully accessible to all Shareholders, please contact Nina Clark (telephone 020 7991 0475, fax 020 7992 4631, e-mail ninaclark@hsbc.com) if you have any particular access needs.

This Notice of Annual General Meeting and the accompanying Annual Report and Accounts and/or Annual Review are available on our web site, www.hsbc.com.

The  Annual   General   Meeting   can  be  viewed   live  on  the   internet  at
www.hsbc.com/agmwebcast. A recording of the Annual General Meeting will also be available after the conclusion of the meeting until 30 June 2005.


                                                             31 March 2005

Dear Shareholder

                  Special Business at the Annual General Meeting

The purpose of this letter is to give you details of the proposals which will be considered as special business at the Annual General Meeting of the Company to be held on Friday 27 May 2005. The Notice of Annual General Meeting is set out on pages 14 to 28 of this document.

1        Resolution 4 (Approval of Directors' Remuneration Report)

The Directors' Remuneration Report Regulations 2002 require the Directors to prepare a Directors' Remuneration Report and to submit this for approval by Shareholders in general meeting. The Directors' Remuneration Report is set out on pages 48 to 64 of the accompanying Annual Review and pages 216 to 233 of the Annual Report and Accounts.

2        Resolutions 5 and 6 (Authority to Directors to allot shares and disapplication of pre-emption rights)

At last year's Annual General Meeting the Directors were again given general authorities to allot shares.

The general purpose of these authorities is to enable the Directors to issue new shares without having first to obtain the consent of Shareholders in general meeting. The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which had to be completed speedily. The granting of such authorities is now commonplace, and your Board takes the view that it would be in the interests of the Company if the authorities were renewed.

In addition to the Ordinary Shares reserved for issue pursuant to the exercise of options previously granted under the employee share plans, the Directors would have authority to allot new Ordinary Shares up to a maximum amount (in nominal value) of US$1,119,000,000, equivalent to 20 per cent of the Ordinary Shares in issue on 18 March 2005, being the latest practicable date prior to the printing of this document.

Within this amount, the Directors would have authority to allot Ordinary Shares (and, in addition, to sell any Ordinary Shares which may be held in treasury) wholly for cash to persons other than existing Shareholders up to a maximum amount (in nominal value) of US$279,750,000. This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 18 March 2005. The Company does not currently hold any of its shares in treasury.

Other than on the exercise of options granted under the employee share plans, pursuant to the Company's scrip dividend scheme or in connection with obligations to issue shares under the terms of HSBC Finance Corporation convertible securities, your Board has no present intention of issuing any further Ordinary Shares, and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of Shareholders in general meeting.

The Board is again seeking authority to issue sterling, United States dollar and euro preference shares. These preference shares were created to underpin issues of preferred securities, which are tax efficient regulatory capital, and with the intention that they may be used for the purpose of raising further regulatory capital. If any of the preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company's Ordinary Shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

It is proposed that these general authorities be extended until the Annual General Meeting in 2006.

3        Resolution 7 (Purchase of Ordinary Shares by the Company)

The Company has power under its Articles of Association to purchase its own shares. The Directors consider that it is appropriate to seek renewal of the mandate giving authority for the Company to make market purchases of up to 10 per cent of its own Ordinary Shares in issue. It is emphasised that it remains the Directors' policy to maintain a strong capital base, a policy which has been one of the Group's strengths over the years. Having this authority will, however, give added flexibility if the Directors consider it in the interests of the Company and its Shareholders to purchase Ordinary Shares in the market in appropriate circumstances.

Pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and the Companies (Acquisition of Own Shares) (Treasury Shares) No. 2 Regulations 2003 ("the Treasury Shares Regulations"), Resolution 7 would permit the Company to retain and hold in treasury any shares it purchases. The ability of the Company to hold shares in treasury remains, however, subject to the Company obtaining certain approvals and consents from various regulatory bodies in Hong Kong which have not, to date, been received. Consequently, the Company does not propose to take advantage of any rights which it now has under the Treasury Shares Regulations to hold shares in treasury following any purchase of its own shares nor will the Directors utilise any authority granted to them by Resolutions 5 and 6 to sell treasury shares for cash to persons other than existing Shareholders until such Hong Kong regulatory approvals and consents have been obtained. If the Company were to effect any market purchase of its own shares prior to obtaining such regulatory approvals and consents, any such Ordinary Shares would be cancelled.

Further details regarding the proposed authority to be given to the Company to purchase its own shares are set out in Appendix I.

4        Resolutions 8, 9, 10 and 11 (Employee Share Plans)

In the course of 2004, the Remuneration Committee of the Board undertook a comprehensive review of the Group's share-based remuneration arrangements. In conducting this review the Committee was advised by Towers Perrin, a firm of specialist human resources consultants, and consulted with a number of the Group's major Shareholders as well as the Association of British Insurers and the National Association of Pension Funds. The Committee's primary objective was to ensure that our share-based arrangements remain effective and in line with best practice.

So far as all-employee share-ownership plans are concerned, these have been operated by the Group for some years. They have been very well appreciated and have enhanced our employees' sense of identification with the Group. We are therefore proposing to extend the lives of both the HSBC Holdings
Savings-Related Share Option Plan ("Sharesave UK") and the HSBC Holdings Savings-Related Share Option Plan: International ("Sharesave International") by a further five years. We also propose to make minor updating changes to Sharesave UK and more significant changes to Sharesave International to give greater flexibility to deviate from the UK model where this will be advantageous to participants in other countries. In particular, we would like to be able to offer employees the choice of options over one year in addition to the existing three and five year terms and to allow participants to save and have option prices expressed in currencies other than sterling. An immediate benefit is that we will be able to offer our US employees more tax-effective participation in Sharesave International via our new HSBC US Employee Stock Plan ("US Sub-Plan") which will qualify under relevant US legislation. Sharesave International, including the US Sub-Plan, and Sharesave UK are summarised in paragraphs 1 and 2 of Appendix II. Resolutions 8 and 9 seek approval of the amendments to Sharesave UK and Sharesave International respectively and Resolution 10 seeks approval of the US Sub-Plan.

Turning to discretionary share plans, Resolution 11 proposes approval of The HSBC Share Plan, which will replace the HSBC Holdings Restricted Share Plan 2000 and the HSBC Holdings Group Share Option Plan, which both expire on 26 May 2005. It has become increasingly apparent that discretionary options are an unreliable vehicle for motivation and retention; there is generally no motivational or retention value when option exercise prices are above the market value of the shares but rewards can be disproportionately large in a rising market. For these reasons, we propose to discontinue discretionary options as an element in our remuneration arrangements for managers and other staff in most locations.

For managers and other staff below the senior executive level, we propose to give more emphasis to annual bonuses and/or to provide share-based incentives in the form of awards of restricted shares ("Restricted Shares") rather than awards of share options. Restricted Share awards will comprise a number of shares to which the individual will become entitled provided that he or she remains in service for a period (typically three years) after the award is made.

The Remuneration Committee proposes to continue making awards of performance shares ("Performance Shares") (where the release of shares under the award is subject to the attainment of corporate performance conditions) to executive Directors and other senior executives. As Shareholders will be aware, the HSBC Holdings Restricted Share Plan 2000 is the principal long-term incentive plan we operate for our executive Directors and other senior executives. As part of its review of share-based remuneration arrangements, the Remuneration Committee considered several other types of arrangements but believes that Performance Shares remain the most appropriate vehicle for these employees.

A number of changes are proposed, however, so that the vesting of Performance Share awards will be more challenging and highly geared to performance than under the previous arrangements. The face value of conditional awards under The HSBC Share Plan will only be paid in full if the Group meets stretching performance conditions. The expected value (which takes into account factors such as the probability of vesting and risk of forfeiture for early departure) is significantly less than the face value and the ratio of expected value to face value is lower than under the HSBC Holdings Restricted Share Plan 2000. To maintain the same approximate expected value of Performance Share awards under The HSBC Share Plan as previously made under the HSBC Holdings Restricted Share Plan 2000, the face value of conditional awards under The HSBC Share Plan will be greater than those previously made under the HSBC Holdings Restricted Share Plan 2000. It is proposed that annual awards under The HSBC Share Plan will be up to an individual maximum of seven times base salary. Whilst having flexibility to make awards at this level in certain exceptional circumstances, the Remuneration Committee does not intend seven times salary to be the normal level of award. The average face value of the awards proposed for executive Directors in 2005 is just over three times base salary and for Group Managing Directors and Group General Managers is generally below two times salary.



Although relative total shareholder return ("TSR") will be retained as one of the performance measures to determine vesting, it will in future apply only to one half of the shares conditionally awarded; vesting of the other half will depend upon the absolute level of growth in earnings per share ("EPS") achieved over a three-year performance period.

By comparison with the current arrangements, the changes proposed will have the effect of reducing the level of reward for average performance and increasing potential rewards for superior performance. The TSR element of the award will be based on HSBC's ranking against a comparator group of 28 major banks. The comparator group will generally comprise the largest banks in the world measured in terms of market capitalisation, having regard to the geographic spread and the nature of the activities of each bank. The Remuneration Committee will use these criteria in selecting any replacements to the comparator group that may be necessary during the performance period, for example because a bank ceases to exist or to be quoted or if its relevance to HSBC as a comparator significantly diminishes.

The initial comparator group will comprise ABN AMRO Holding N.V., Banco Bilbao Vizcaya Argentaria S.A, Banco Santander Central Hispano S.A., Bank of America Corporation, The Bank of New York Company, Inc., Barclays PLC, BNP Paribas S.A., Citigroup Inc., Credit Agricole S.A., Credit Suisse Group, Deutsche Bank AG, HBOS plc, JPMorgan Chase & Co., Lloyds TSB Group plc, Mitsubishi Tokyo Financial Group, Inc., Mizuho Financial Group, Inc., Morgan Stanley, National Australia Bank Limited, Royal Bank of Canada, The Royal Bank of Scotland Group plc, Societe Generale, Standard Chartered PLC, UBS AG, UniCredito Italiano S.p.A., US Bancorp, Wachovia Corporation, Wells Fargo & Company and Westpac Banking Corporation.

The extent to which awards will vest will be determined by reference to HSBC's TSR measured against the comparator group TSR over a three-year period. The calculation of the opening share price component within HSBC's TSR will be the average market price over the 20 trading days commencing on the day when the annual results are announced, which in 2005 was 28 February. The starting point will, therefore, be the average over the period from 28 February to 29 March inclusive. TSR for comparator group constituents will be calculated on the same basis.

For TSR performance in line with the bank ranked 14th, only 30 per cent of the conditional award will vest; if HSBC's performance is in line with or above the bank ranked 7th, all of the TSR award shares will vest.

Vesting between the 14th and 7th ranked banks will be based on HSBC's position against the ranked list. In simple terms, the percentage vesting will rise in 10 per cent increments for each position that HSBC achieves higher than the 14th bank in the ranked list until full vesting is achieved for TSR performance equal to or greater than the 7th bank in the ranked list. Where HSBC's performance falls between these incremental steps, account will be taken of how far above or below the next ranked bank HSBC's TSR performance is positioned. For example, if HSBC's TSR falls half way between the bank ranked 12th (where a release of 50 per cent of the award would occur) and the bank ranked 13th (where a release of 40 per cent of the award would occur), then the actual award released would be 45 per cent, i.e. half way between 40 per cent and 50 per cent.

For the EPS element of the award, the base measure shall be the EPS for the financial year preceding that in which the award is made ("the base year"). Absolute growth in EPS will then be compared with the base year over three consecutive financial years commencing with the year in which the award is made. The EPS growth element will be the absolute level of EPS growth achieved during the three-year performance period. For this purpose, EPS means the profit attributable to the Shareholders (expressed in US dollars), excluding goodwill amortisation, divided by the weighted average number of Ordinary Shares in issue and held outside the Group during the year in question. In the event that the 2004 published EPS is restated to adjust for accounting standards changes during the performance period, the restated published EPS will be used for the EPS performance condition for awards made in 2005 under The HSBC Share Plan.

The percentage of the conditional award vesting will depend upon the absolute growth in EPS achieved over the three years ("the performance period"). 30 per cent of the conditional shares will vest if the incremental EPS over the performance period is 24 per cent or more of EPS in the base year. The percentage of shares vesting will rise on a straight line proportionate basis to 100 per cent if HSBC's incremental EPS over the performance period is 52 per cent or more of EPS in the base year.

No element of the TSR award will vest if HSBC's performance is below that of the bank ranked 14th in the ranked list and no element of the EPS award will vest if HSBC's incremental EPS over the performance period is less than 24 per cent of EPS achieved in the base year.

Following the three-year performance period, awards of Performance Shares under The HSBC Share Plan will be tested and shares will be transferred shortly afterwards. To the extent that the performance conditions have not been met at the third anniversary, the shares will be forfeited.

In addition, awards will only vest if the Remuneration Committee is satisfied that HSBC Holdings' financial performance has shown a sustained improvement in the period since the date of award. In determining whether HSBC has achieved a sustained improvement in performance the Remuneration Committee will take account of, among other factors, historical comparison against the peer group in the following areas:

(a)      revenue growth;
(b)      revenue mix;
(c)      cost efficiency;
(d)      credit performance as measured by risk-adjusted revenues; and
(e)      cash return on cash invested, dividend performance and TSR.

Where events occur which cause the Remuneration Committee to consider that a performance condition has become unfair or impractical, the right is reserved to the Remuneration Committee to make such adjustments as in its absolute discretion it deems appropriate.

In the interests of consistency and simplicity, The HSBC Share Plan will cover not only Performance Share awards but also Restricted Share awards and share options. Details of The HSBC Share Plan are set out in paragraph 3 of Appendix II and in the Directors' Remuneration Report on pages 51 to 54 of the accompanying Annual Review and pages 219 to 222 of the Annual Report and Accounts.

Although the Remuneration Committee favours the use of Performance Shares and Restricted Shares and does not intend to continue granting discretionary options on any widespread basis, we are seeking renewal of the ability to grant discretionary options, since there are locations, and there may be particular circumstances in the future, where option grants may be appropriate. Legislation in the UK, the USA and France can, for example, confer tax benefits on options granted to employees and the Remuneration Committee considers it prudent to continue to have access to these tax benefits in appropriate circumstances. The Remuneration Committee does not consider, however, that the tax benefits in the UK and the USA are currently sufficiently significant to out-weigh the advantages of Performance Shares or Restricted Shares. The Remuneration Committee has no intention of granting discretionary options to any of the current executive Directors.

All awards under The HSBC Share Plan will be satisfied by the transfer of existing shares, except that new shares can be issued to satisfy the exercise of share options (though not share options with a nil exercise price, which will only be used as an alternative delivery mechanism for Performance Shares or Restricted Shares).

The terms of these employee share plans are designed to take into account HSBC's position and needs as a major international banking and financial services group. The plans are designed to provide fair and competitive rewards and incentives and achieve long-term commitment among employees.

5        Resolution 12 (Alterations to the Articles)

As a consequence of recent changes to the Listing Rules of the Hong Kong Stock Exchange certain alterations are required to be made to the Articles of
Association. We are therefore taking this opportunity to propose further alterations, principally to respond to changes to the Companies Act 1985, the UK Combined Code on Corporate Governance and other corporate governance recommendations. Further information in relation to the proposed alterations is set out in Appendix III.

6        Recommendation

Your Board considers that the proposals described in this document are in the best interests of HSBC Holdings plc and its Shareholders and recommends that you should vote in favour of the resolutions relating thereto. The Directors intend to do so in respect of their own beneficial holdings.

7        Action to be taken

A Form of Proxy is enclosed for use at the Annual General Meeting. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Meeting. The completion and submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Meeting. Shareholders with internet access may submit their Form of Proxy electronically at www.hsbc.com/proxy by entering the Shareholder Reference and Personal Identification numbers printed on their Form of Proxy. For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.

If you would like a question or questions to be addressed at the Annual General Meeting please complete and return the form on page 29. We will endeavour to address any questions raised when the item of business to which the questions relate is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive. Submitting a question in advance of the Meeting does not affect your rights as a Shareholder to attend and speak at the Meeting.

Yours sincerely

Sir John Bond
Group Chairman



                                   APPENDIX I
                    PURCHASE OF ORDINARY SHARES BY THE COMPANY

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 7), which incorporates the Explanatory Statement required to be sent to Shareholders in accordance with the Listing Rules of the Hong Kong Stock Exchange.

(a) It is proposed that the Company be given authority to purchase up to 1,119,000,000 Ordinary Shares (which represent 10 per cent of the Ordinary Shares in issue on 18 March 2005, the latest practicable date prior to the printing of this document). Purchases of shares will be at prices not below the nominal value of each Ordinary Share, US$0.50 (or the equivalent in the relevant currency in which the purchase is effected), and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the Ordinary Shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

(b) The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Company to purchase Ordinary Shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of shares should only be made if they consider that the purchase would operate for the benefit of the Company and Shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

(c) It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of England and Wales.

(d) The Directors do not propose to execute purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the Ordinary Shares in issue on 18 March 2005) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2004).

(e) None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any associates (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Directors, has a present intention, in the event that Resolution 7 is approved by Shareholders, to sell any Ordinary Shares to the Company.

(f) The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make purchases pursuant to Resolution 7, if approved, in accordance with the Listing Rules of the Hong Kong Stock Exchange and the applicable laws of England and Wales. Although under the provisions of the Treasury Shares Regulations the Company is now able to retain and hold in treasury up to 10 per cent of its issued shares acquired by way of purchases of its own shares, rather than automatically cancelling them, the current regulatory regimes in Hong Kong do not contemplate the use or existence of treasury shares. Consequently, until the necessary regulatory approvals and consents have been obtained from various regulatory bodies in Hong Kong, any Ordinary Shares purchased by the Company would be cancelled.

(g) The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 7, if approved.

(h) The Company has not purchased any of its own shares whether on the Hong Kong Stock Exchange or otherwise in the six months prior to the date of this document.

(i) No connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 7 is approved.

(j) The highest and lowest prices at which Ordinary Shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADS"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve months prior to 18 March 2005 (the latest practicable date prior to the printing of this document) were as follows:



                  Hong Kong            London              New York         Euronext Paris          Bermuda
               Stock Exchange      Stock Exchange       Stock Exchange      Stock Exchange      Stock Exchange
                                                           (ADS 1)


                Lowest   Highest    Lowest   Highest    Lowest    Highest    Lowest   Highest    Lowest   Highest
                 (HK$)     (HK$)     (GBP)     (GBP)     (US$)      (US$)    (EUR)    (EUR)     (BD$)     (BD$)
March 2004      115.00    129.00      8.02      8.66     73.50      81.30     11.95     13.00     14.80     16.33
April 2004      113.50    119.50      8.08      8.36     72.10      75.80     11.96     12.62     14.80     15.20
May 2004        108.50    117.50      7.89      8.25     70.00      74.03     11.78     12.20     14.35     14.95
June 2004       113.50    119.50      8.00      8.28     73.23      76.52     12.02     12.52     14.55     15.13
July 2004       113.50    116.50      7.84      8.14     72.66      74.37     11.81     12.25     14.80     15.03
August 2004     114.00    121.50      8.21      8.66     75.28      77.88     12.16     12.95     15.10     15.33
September       121.50    124.50      8.71      8.88     78.26      79.80     12.76     13.13     15.53     16.08
2004
October 2004    124.00    126.50      8.73      9.09     79.82      81.03     12.56     13.12     15.00     16.25
November        125.50    136.50      8.91      9.54     81.76      87.82     12.78     13.58     16.33     17.68
2004
December        129.50    135.00      8.60      8.95     83.61      86.71     12.44     12.96     16.63     17.23
2004
January 2005    126.50    132.50      8.68      9.00     81.32      84.69     12.41     12.70     16.30     17.08
February        128.00    134.00      8.68      9.07     82.32      85.76     12.58     13.26     16.45     17.18
2005


1        Each ADS represents five Ordinary Shares.


                         APPENDIX II
                SUMMARY OF EMPLOYEE SHARE PLANS

1  The  HSBC  Holdings   Savings-Related  Share  Option  Plan:   (International)
   ("Sharesave International")

(a)      Introduction

Sharesave   International   was   established   under  powers   granted  by
Shareholders on 28 May 1993 for the introduction of employee share plans for overseas employees in similar form to Sharesave UK (see paragraph 2 below). It is proposed that changes are made to Sharesave International in order to make it more attractive for employees in certain countries, in particular by reducing the minimum option period to 12 months and allowing for the option price and savings contributions to be in currencies other than sterling. This will make it possible to establish the US Sub-Plan which will qualify under section 423 of the US Internal Revenue Code of 1986 and thus confer beneficial tax treatment on US participants. It is also proposed to extend the life of Sharesave International for a further five years until 27 May 2015.

(b)      Eligibility

In each year, all employees of the Group (other than those eligible for Sharesave UK and those employed in countries to which it is not practical to extend Sharesave International) who are employed at the beginning of the year will be invited to participate.

(c)      Savings Contracts

It is proposed that all eligible employees who wish to participate should enter into a savings contract to make 12, 36 or 60 monthly contributions of not more than GBP250 or the broad equivalent in the relevant local currency. Interest is payable at the market rate appropriate to the currency of the savings.

(d)      Option price

Each participating employee will be granted an option to subscribe for Ordinary Shares at a price per Ordinary Share fixed by the Remuneration Committee. The price will be the average of the middle market quotations of an Ordinary Share derived from the London Stock Exchange Daily Official List for the five dealing days preceding the date of the invitation to take up Options, discounted by up to 20 per cent and, where relevant, converted from sterling into the local currency. Each Option will be over such number of Ordinary Shares as would have been produced under Sharesave UK with equivalent savings contributions.

(e)      Exercise of Options

An Option may only be exercised by the person to whom it was granted, or his/her personal representative(s), and is not transferable.

Options may normally only be exercised within a short period following the maturity date of the savings contract and if not so exercised will lapse. A former employee may exercise an Option within a limited period, which may fall before the maturity of his/her savings contract, where the employment ceases on account of injury or disability, redundancy, retirement (including early retirement after the third anniversary of the date of grant), the employee leaving after the third anniversary of the date of grant on pregnancy or the disposal by the Company of the participating subsidiary or business in which the employee is employed. Options may also be exercised by an Option holder reaching age 60. The personal representative(s) of a deceased Option holder may exercise an Option within a limited period after his/her death.

Options will lapse if an Option holder leaves the service of the Company or a participating subsidiary other than in the circumstances referred to above or, where the circumstances referred to above apply, if the Options are not exercised within the prescribed periods.

Options are also exercisable within a limited period in the event of a takeover, reconstruction or winding up of the Company, but may alternatively, with the agreement of an acquiring company following a takeover or reconstruction, be rolled over to become options over the acquiring company's shares. In the absence of exercise or roll-over within the prescribed periods, Options will lapse.

(f)      Issue of Ordinary Shares

Within 28 days of the exercise of an Option, the relevant number of Ordinary Shares will be allotted and issued to the Option holder concerned. Shares allotted will rank pari passu with the Ordinary Shares then in issue other than in respect of dividend and other entitlements arising by reference to a date prior to the date of allotment. Applications will be made for listing and trading of the new Ordinary Shares on the relevant stock exchanges.

(g)      Issues and reorganisations

The rights of Option holders following a rights issue, capitalisation issue, sub-division or consolidation of shares or reduction of capital will be adjusted in such manner as the Directors or the Remuneration Committee may determine, provided that, as confirmed by the auditors, the proportion of the Ordinary Shares represented by each Option remains unchanged.

(h)      Pension implications

Options under Sharesave International and any resulting benefits will not be pensionable emoluments.

(i)      Amendments

Sharesave International may be amended by the Remuneration Committee in any way but certain amendments which are to the advantage of Option holders (present or future) require the prior approval of Shareholders and the Hong Kong Stock
Exchange except that minor amendments may be made which the Remuneration Committee consider necessary or desirable in order to benefit the administration of Sharesave International, or to obtain or maintain favourable tax, exchange control or regulatory treatment of any eligible employee or participant or of the Company or any subsidiary.

(j)      Local Variations

The Remuneration Committee may vary the application of Sharesave International in particular countries to take account of local tax or securities laws.

(k)      Termination

Sharesave International will terminate on 27 May 2015 unless the Directors or the Remuneration Committee resolve to terminate it earlier. Following termination no further Options may be granted but the rights of existing Option holders will not be affected.

2        HSBC Holdings Savings-Related Share Option Plan ("Sharesave UK")

(a)      Introduction

Sharesave UK is constituted by rules which have been approved by the UK Inland Revenue. It was approved by Shareholders on 28 May 1993 and various amendments were approved by Shareholders on 26 May 2000. It is proposed that some minor changes are made to Sharesave UK to take account of statutory changes and to extend the life of Sharesave UK for a further five years until 27 May 2015.

(b)      Comparison with Sharesave International

The principal variations from Sharesave International will be that Sharesave UK:

(i) is approved by the UK Inland Revenue (hence key rule changes and option adjustments require prior UK Inland Revenue approval);

(ii) will not offer savings contracts of less than 36 months duration; and

(iii) requires the option price to be denominated in sterling and savings contributions also to be in sterling.

(c)      Termination

Sharesave UK will terminate on 27 May 2015 unless the Directors or the Remuneration Committee resolve to terminate it earlier. Following termination no further Options may be granted but the rights of existing Option holders will not be affected.

3        The HSBC Share Plan

(a)      Constitution and General Structure

The HSBC Share Plan will be constituted by rules approved by Shareholders and adopted by the Remuneration Committee.

The HSBC Share Plan will provide for awards of Performance Shares (the release of which would be subject to the attainment of corporate performance conditions) or Restricted Shares (the release of which would be subject to the individual remaining in service for a period, typically three years) and Options (which would be granted on similar terms to Performance Shares or Restricted Shares but would be exercisable at a price based on the market value at the date of grant). As an alternative to Performance Shares or Restricted Shares, options with no or a nominal exercise price ("Nil-Cost Options") may be granted. References below to Performance Shares or Restricted shares shall apply, with the necessary changes being made, where such shares are delivered by means of Nil-Cost Options. The collective term used in this summary for all these various forms of share incentive is "Rights".

Schedules 1 and 2 of The HSBC Share Plan allow for the grant of Options, on tax-efficient terms, to participants resident in the UK and the USA. Schedule 3 allows for the grant of Rights, on tax-efficient terms, to participants resident in France.

(b)      Eligibility

Any executive Director (working at least 25 hours per week) or employee of the Company or any subsidiary who is at least six months away from his or her anticipated retirement date, will be eligible for participation in The HSBC Share Plan. Selection for participation will be at the discretion of the Remuneration Committee.

In respect of Rights to be granted under Schedule 1, 2 or 3 of The HSBC Share Plan, further restrictions will apply in relation to eligibility which reflect local law requirements in the relevant countries.

(c)      Grant of Rights

No Rights may be granted at a time when dealings in the Ordinary Shares by Directors are prohibited by the Company's Code for Securities Transactions. This apart, Restricted Shares may be granted at any time. Other Rights may generally only be granted within the period of 42 days commencing on the dealing day following:

(i) the date on which The HSBC Share Plan is approved by Shareholders in general meeting; or

(ii) the date on which the Company makes an announcement of its results for any year, half year or other period or issues any prospectus, listing particulars or other document containing equivalent information relating to its shares, but may be granted outside these periods on a day on which the Remuneration Committee resolves that exceptional circumstances have arisen which justify the grant of Rights.

(d)      Individual Limit

Save for Restricted Shares granted on or shortly after the commencement of employment or Restricted Shares granted in substitution for an annual bonus payment, the total value of Rights granted to any individual in any year shall not exceed seven times base salary. For this purpose the value of a Right shall be the market value of the Ordinary Shares comprised in the Right. Specific limits set by UK and US tax legislation apply to Options granted under Schedule 1 or Schedule 2 of The HSBC Share Plan.

(e)      Option Price

The price per Ordinary Share payable on the exercise of an Option will be set by the Remuneration Committee at the grant date and shall not be less than the higher of the market price derived from the London Stock Exchange Daily Official List of an Ordinary Share on the award date and the average market price derived from the London Stock Exchange Daily Official List of an Ordinary Share over the five dealing days immediately preceding the grant date.

(f)      Vesting

The vesting of a Right means, in the case of awards of Performance Shares or Restricted Shares, that the participant becomes entitled to receive those shares and, in the case of Options, that they become exercisable.

(g)      Performance Conditions

The vesting of Performance Shares shall be, and the vesting of other Rights may be, dependent on the extent to which performance conditions set by the Remuneration Committee when the Rights are granted are achieved. The performance conditions currently proposed for Performance Shares are set out on pages 3 and 4.

The Remuneration Committee may amend, relax or waive the conditions if events occur which render the conditions unfair or impractical.

(h)      Normal Vesting

A Right will vest only in the participant to whom it is awarded, or his/her personal representative(s) and is not transferable.

Subject to the achievement of any performance conditions, Rights other than Options normally vest at the end of the restricted period of approximately three years and Options normally become exercisable from the third anniversary of grant. Options will lapse if not exercised by the tenth anniversary of grant.

(i)      Cessation of Employment

If a participant dies, all Rights will vest in full and his/her personal representative(s) will have twelve months in which to exercise Options.

If a participant leaves the Group because of injury or disability, redundancy, retirement (including early retirement by agreement with his/her employer), as a result of the company or business by which he/she is employed being transferred outside the Group, or in other circumstances which, in the view of the Remuneration Committee, justifies him/her being treated as a "good leaver":

(i) vesting will normally be on a time-apportioned basis, i.e. according to the proportion of the restricted period which has elapsed at the date of leaving;

(ii) vesting will not normally be accelerated as a result of leaving; and

(iii) performance conditions will be applied in the normal way.

If a participant leaves the Group other than in the above circumstances, all his/her Rights will be cancelled.

(j)      Change of Control or Reconstruction

If the Company is taken over, Rights will vest immediately but generally only on a time-apportioned basis and to the extent that performance conditions have been satisfied. Alternatively, by agreement with the acquiring company, Options and Restricted Shares may be exchanged for equivalent Rights over shares in the acquiring company. If the Company is the subject of a reconstruction involving substantially the same shareholders, all Rights will be replaced by equivalent new rights in the new company or companies.

(k)      Issue or Transfer of Ordinary Shares

Following vesting, Rights will be satisfied by the transfer of Ordinary Shares to the participant except that new Ordinary Shares can be issued to satisfy the exercise of Options. Newly issued Ordinary Shares will rank pari passu with the Ordinary Shares then in issue other than in respect of entitlements arising by reference to a date prior to the date of allotment. Applications will be made for listing and trading of the new Ordinary Shares on the relevant stock exchanges.

In the case of Options, the participant and the Company can agree for the gain available at the date of exercise to be satisfied in lieu of exercise by the transfer of existing Ordinary Shares having an equivalent value.

(l)      Issues and Reorganisations

Following a rights or capitalisation issue or other variation of capital, Rights may be adjusted as the Directors or the Remuneration Committee consider appropriate, provided that, as confirmed by the auditors, in the case of Options the proportion of the Ordinary Shares represented by each Option remains unchanged.

(m)      Pension Implications

Rights under The HSBC Share Plan and any resulting benefits will not be pensionable emoluments.

(n)      Amendments

The HSBC Share Plan may be amended by the Remuneration Committee in any way but certain amendments which are to the advantage of participants (present or future)  require  the prior  approval  of  Shareholders  and the Hong Kong Stock
Exchange  except  that  minor  amendments  may be made  which  the  Remuneration
Committee considers necessary or desirable in order to benefit the administration of the Plan, or to obtain or maintain favourable tax, exchange control or regulatory treatment of any eligible employee or participant or of the Company or any subsidiary. Amendments to key provisions of Schedule 1 of The HSBC Share Plan require the approval of the UK Inland Revenue.

(o)      Termination

The HSBC Share Plan will terminate on 27 May 2015 unless the Directors or the Remuneration Committee resolve to terminate it earlier. Following termination no further Rights may be awarded but existing Rights will not be affected.

4  Overall limits on the issue of Ordinary Shares under the Employee Share Plans

The employee share plans are subject to the following limits on the number of Ordinary Shares which may be subscribed for:

(i) in any ten year  period  not more  than 10 per cent of the  issued  Ordinary
Shares of the Company from time to time may in aggregate become issuable pursuant to the grant of Options or be issued other than pursuant to Options under all employee share plans established by the Company; and

(ii) in any ten year period not more than 5 per cent of the issued Ordinary Shares of the Company from time to time may in aggregate be put under option under The HSBC Share Plan or be issuable pursuant to the HSBC Group Share Option Plan, the HSBC Executive Share Option Scheme, the HSBC Holdings Restricted Share Plan 2000 or The HSBC Share Plan.

No amendment may be made to the percentage limits in (i) and (ii) above without the consent of Shareholders.

The number of Ordinary Shares that may be issued on exercise of all Options granted on or after 27 May 2005 under The HSBC Share Plan and any other plans must not exceed 1,119,000,000 Ordinary Shares (being 10 per cent of the Ordinary Shares in issue on 18 March 2005, the latest practicable date prior to the printing of this document). This numerical limit may be adjusted in the event of a rights issue, capitalisation issue, sub-division, consolidation, reduction or other variation in share capital. Other than in these circumstances, no amendment to this limit may be made without the prior approval of the Hong Kong Stock Exchange and the consent of Shareholders.

For the purposes of all the above limits, Options which lapse and Options to be satisfied by the transfer of existing Ordinary Shares will be disregarded.



                                  APPENDIX III
              SUMMARY OF ALTERATIONS TO THE ARTICLES OF ASSOCIATION

As a consequence of recent changes to the Listing Rules of the Hong Kong Stock Exchange certain alterations are required to be made to the Articles of
Association. We are therefore taking this opportunity to propose further alterations, principally to respond to changes to the Companies Act 1985, the UK Combined Code on Corporate Governance and other corporate governance recommendations. The principal alterations to the Articles of Association, which are proposed to be made by Resolution 12 in the Notice of Annual General Meeting, are summarised below:

1 To specify the earliest redemption date of any United States dollar or euro preference shares which may be required to be issued under the terms of preferred securities issued in 2003 and 2004 (Articles 5A.1 and 5B.1).

2 To permit the Board to postpone general meetings in the event that it is impractical or unreasonable for any unforeseen reason (for example, due to a terrorist threat or bomb damage to the venue) to hold any such general meeting on the date or at the time specified in the notice calling the general meeting (Article 56A).

3 To provide for the Directors' Remuneration Report, which is required by the Directors' Remuneration Report Regulations 2002, to be considered as ordinary business at annual general meetings in the same way as the Annual Report and Accounts (Article 57).

4 To provide, in compliance with a change in the Listing Rules of the Hong Kong Stock Exchange, that where any member is required, under those Listing Rules, to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction will not be counted (Article 73A).

5 To provide, in compliance with a change in the Listing Rules of the Hong Kong Stock Exchange, that the period for lodgement of a notice by a member to propose a person for election as a Director commences no earlier than the day after the despatch of the notice of any general meeting and ends no later than 7 days prior to the date of such meeting (Article 88.1(b)).

6 To provide, in accordance with the UK Combined Code on Corporate Governance, that any non-executive Director who has been on the Board for a period of nine years or more must be subject to re-election at each annual general meeting of the Company (Article 91.2).

7 To provide greater flexibility for the conduct of our day-to-day business, we are proposing to alter the provisions relating to the operation of Committees of the Board. Under the current Article Committees must comprise a majority of Directors and no resolution may be passed unless there is a majority of Directors present. The amendment would provide that Committees with two or more members must have at least two members who are Directors and no resolution would be effective unless at least one Director is present when it is passed (Article 112.1).

8 To provide, in compliance with a change in the Listing Rules of the Hong Kong Stock Exchange, that, subject to the exceptions specified in the Articles, a Director may not vote on or be counted in a quorum for any board resolution approving any contract or arrangement or any other proposal in which he/she or any of his/her associates (as defined under those Listing Rules) has a material interest (Articles 132, 134.1, 135.1 and 137.1).

9  To  reflect  the  changes  that  will  be  made  by  The  Companies   (Audit,
Investigations and Community Enterprise) Act 2004 to section 310 of the Companies Act 1985 in relation to the indemnification of directors by companies for liabilities arising in connection with the performance of their functions when it comes into force on 6 April 2005 (Article 168).

10 To change the entitlements of proxies and the representatives of corporate shareholders to reflect the recommendations of the "Review of the impediments to voting UK shares" by Paul Myners published in January 2004:

(i) to entitle proxies to vote on a show of hands (Articles 55.3(e) and 71.1);

(ii) to entitle proxies to speak at general  meetings  (Article 61 and 75.1(b));
and

(iii)  to  permit   corporate   members  to  appoint  more  than  one  corporate
representative to attend general meetings of the Company (Article 80.1).

It is also proposed that the Articles be amended to provide the Board with powers to establish procedures to receive and verify the appointment or revocation of all proxies (Article 79A).




                                 HSBC Holdings plc
                        Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 27 May 2005 at
11.00 am to transact the following ordinary business:

1. to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2004;

2. to re-elect Directors:

                        (a)Sir John Bond;
                        (b)R K F Ch'ien;
                        (c)J D Coombe;
                        (d)The Baroness Dunn;
                        (e)D J Flint;
                        (f)J W J Hughes-Hallett;
                        (g)Sir Brian Moffat;
                        (h)S W Newton; and
                        (i)H Sohmen;

3. to reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Group Audit Committee;

and by way of special business to consider and (if thought fit) pass the following Resolutions of which Resolutions 4, 5, 7, 8, 9, 10 and 11 will be proposed as Ordinary Resolutions and Resolutions 6 and 12 will be proposed as Special Resolutions:

4. THAT the Directors' Remuneration Report for the year ended 31 December 2004 be and is hereby approved.

5. THAT the Directors be and they are hereby generally and unconditionally authorised pursuant to and for the purposes of section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of GBP100,000, US$100,000 and EUR100,000 (in each such case in the form of 10,000,000 non-cumulative preference shares) and US$1,119,000,000 (in the form of Ordinary Shares of US$0.50 each ("Ordinary Shares")) provided that this authority shall be limited so that, otherwise than pursuant to:

(a) a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:

(i) Ordinary Shareholders where the relevant securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (or as nearly as may be) to the respective number of Ordinary Shares held by them; and

(ii) holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue,

but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or

(b) the terms of any share plan for employees of the Company or any of its subsidiary undertakings; or

(c) any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

(d) the terms of the HSBC Finance Corporation 8.875 per cent Adjustable Conversion-Rate Equity Security Units; or

(e) the allotment of up to 10,000,000 non-cumulative preference shares of GBP0.01 each, 10,000,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of EUR0.01 each in the capital of the Company, the nominal amount of relevant securities to be allotted by the Directors pursuant to this authority wholly for cash shall not in aggregate, together with any allotment of other equity securities authorised by sub-paragraph (b) of Resolution 6 set out in the Notice convening this Meeting, exceed US$279,750,000 (being equal to approximately 5 per cent of the nominal amount of Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2006 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

6. THAT the Directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 ("the Act"):

(a) subject to the passing of Resolution 5 set out in the Notice convening this Meeting, to allot equity securities (as defined by section 94 of the Act) the subject of the authority granted by Resolution 5; and

(b) to allot any other equity securities (as defined by section 94 of the Act) which are held by the Company in treasury,

in each case as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2006 save that this power shall enable the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

7. THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of US$0.50 each in the capital of the Company ("Ordinary Shares") and the Directors are authorised to exercise such authority provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 1,119,000,000 Ordinary Shares;

(b) the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 (or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased or
(ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;


(d) unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2006; and


(e) the Company may prior to the expiry of this authority make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract.

Subject to the receipt of such regulatory approvals and consents in Hong Kong as the Directors may deem necessary, any Ordinary Shares acquired by the Company pursuant to this, or any subsequent, authority to make market purchases which are held in treasury may be sold or transferred in satisfaction of the exercise of options under, or otherwise pursuant to, any of the Company's existing employee share schemes.

8. THAT the amended rules of the HSBC Holdings Savings-Related Share Option Plan ("Sharesave UK") (the main features of which are summarised in Appendix II to the Chairman's letter to Shareholders dated 31 March 2005 and a copy of which has been signed for the purposes of identification by the Chairman of the Meeting) including the deferral of the final date on which options may be granted under Sharesave UK to 27 May 2015 are hereby approved and that the Directors are hereby authorised to do whatever may be necessary or expedient to carry the amended Sharesave UK into effect including making such changes as may be necessary to secure the continuing approval of the Inland Revenue under
Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003.

9. THAT the amended  rules of the HSBC  Holdings  Savings-Related  Share  Option
Plan: International ("Sharesave International") (the main features of which are summarised in Appendix II to the Chairman's letter to Shareholders dated 31 March 2005 and a copy of which has been signed for the purposes of identification by the Chairman of the Meeting) including the deferral of the final date on which options may be granted under Sharesave International to 27 May 2015 are hereby approved and that the Directors are hereby authorised to do whatever may be necessary or expedient to carry the amended Sharesave International into effect.

10. THAT, subject to the passing of Resolution 9 set out in the Notice convening this Meeting, the HSBC US Employee Stock Plan ("the US Sub-Plan") (constituted by the amended rules of the HSBC Holdings Savings-Related Share Option Plan:
International as modified by Schedule 2 thereof and the main features of which are summarised in Appendix II to the Chairman's letter to Shareholders dated 31 March 2005 and a copy of which has been signed for the purposes of identification by the Chairman of the Meeting) is hereby approved and that the Directors are hereby authorised to do whatever may be necessary or expedient to carry the US Sub-Plan into effect including making such changes to the US Sub-Plan as may be necessary to ensure compliance with such statutory, fiscal or securities laws as may apply to the US Sub-Plan or any participant.

11. THAT The HSBC Share Plan (the main features of which are summarised in Appendix II to the Chairman's letter to Shareholders dated 31 March 2005 and the draft rules of which have been signed for the purposes of identification by the Chairman of the Meeting) is hereby approved and that the Directors are hereby authorised to do whatever may be necessary or expedient to carry The HSBC Share Plan into effect including making such changes to Schedule 1 of The HSBC Share Plan as may be necessary to secure the approval of the Inland Revenue under
Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003, and creating such schedules to or sub-plans (which are, or may be deemed for relevant purposes to be, independent plans) of The HSBC Share Plan as they consider necessary or desirable for the benefit of non-United Kingdom resident employees of the Company or its subsidiaries, taking account of local tax, exchange control and securities laws in the relevant country or territory including to obtain and preserve favourable French treatment for share awards pursuant to the French Commercial Code (article L225-197-1 to L225-197-5 and any related articles) such awards being in respect of either newly issued or existing shares, with a vesting period of not less than two years and a prohibition on sale within two years of the vesting date.

12. THAT the Articles of Association of the Company be and are hereby altered as follows:

    (a)         by deleting the words:

               "Regulations     The Uncertificated  Securities Regulations 1995
                                (SI 1995 No. 3272)"

                from Article 2.1 and substituting therefor the words:

                "Regulations    The Uncertificated Securities Regulations
                                2001 (SI 2001 No. 3755)";

    (b)         by inserting the following new Article as Article 5A.1(5)(b)(i)
                (D)(3):

                "(3)           "Series 3", 27 June 2013.";

    (c) by deleting the existing Article 5B.1(5)(b)(i)(D) and substituting therefor the following new Article 5B.1(5)(b)(i)(D)

                "(D) In relation to any Euro Preference Shares designated as:

                           (1)        "Series 1", 30 June 2012;

                           (2)        "Series 2", 24 March 2014;

                           (3)        "Series 3", 29 March 2016"

    (d) by deleting the words ", on a poll," from Article 55.3(e) so that Article 55.3(e) reads as follows:

                "(e) with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a member.";

    (e)         by inserting the following new Article as Article 56A:

                "56A       Postponement of General Meetings

               If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the postponed meeting is provided to any member trying to attend the meeting at the original time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be given in such manner as the Board may in its absolute discretion determine. Notice of the business to be transacted at such postponed meeting shall not be required. If a meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is delivered and received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting. The Board may (for the avoidance of doubt) also postpone any meeting which has been rearranged under this Article 56A.";

    (f) by deleting the existing Article 57 and substituting therefor the following new Article 57:

               "57        Special Business

               57.1 All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

                          (a)       the declaration of dividends;

                          (b) the receipt and consideration of the annual accounts, the Directors' Report, the Directors' Remuneration Report, the Auditors' report and any other documents required to be annexed to the annual accounts;

                          (c)       the election or re-election of Directors;

                          (d) the re-appointment of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the determination of the remuneration of the Auditors or of the manner in which such remuneration is to be determined.";

    (g) by deleting the existing Article 61 and substituting therefor the following new Article 61:

                "61        Entitlement to attend and speak

                61.1 A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the Company.";

    (h) by inserting the words "or by proxy" after the words "every member who is present in person" where they first appear in
                Article 71.1 so that Article 71.1 reads as follows:

                "71.1 Subject to the provisions of the Act and to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person or by proxy shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for every Ordinary Share of which he is the holder.";

    (i)         by inserting the following new Article as Article 73A:

                "73A       Votes not counted where abstention required

                73A.1 Where any member is, under the rules governing the listing of securities on any stock exchange on which all or any shares of the Company are for the time being listed or traded, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall, notwithstanding the provision of any other Article, not be counted.";

   (j) by deleting", but shall not confer any further right to speak at the meeting, except with the permission of the Chairman of the meeting or as otherwise determined by the Board where the relevant shares are held by a Depositary" at the end of
               Article 75.1(b) and substituting therefor the words "and to speak at the meeting" so that Article 75.1(b) reads as follows:

               "(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit and to speak at the meeting; and";

   (k)         by inserting the following new Article as Article 79A:

               "79A Directors' powers to establish verification procedures in connection with proxies

               79A.1 From time to time the Directors may (consistently with the Act and these Articles) make such regulations and establish such procedures as they consider appropriate to receive and verify the appointment or revocation of a proxy. Any such regulations may be general or specific to a particular meeting. Without limitation, any regulations may include provisions that the Directors (or some person or persons appointed by them) may conclusively determine any matter or dispute relating:

                          (a) to the appointment or revocation, or purported appointment or revocation, of a proxy; and/or

                          (b) to any instruction contained or allegedly contained in any such appointment,

                          and any such regulations may also include rebuttable or conclusive presumptions of any fact concerning those matters. The Directors may from time to time modify or revoke any such regulations as they think fit, provided that no subsisting valid appointment or revocation of a proxy or any voting instruction shall thereby be rendered invalid.";

   (l) by deleting"(or, if such corporation is a Depositary acting in its capacity as such, persons)" from Article 80.1 and substituting therefor the words "or persons" so that the first sentence of Article 80.1 reads as follows:

               "A corporation (whether or not a company within the meaning of the Act) which is a member may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares.";

   (m) by deleting the words "not less than seven nor more than 42 clear days before the date appointed for the meeting" from
               Article 88.1(b) and substituting therefor the words "during the period commencing on the day after the despatch of the notice of the meeting and ending no later than seven clear days prior to the date of such meeting" so that Article 88.1 reads as follows:

               "88.1 No person, other than a Director retiring (by rotation or otherwise), shall be appointed or re-appointed a Director at any general meeting unless:

                          (a)       he is recommended by the Board; or

                          (b) during the period commencing on the day after despatch of the notice of the meeting and ending no later than seven clear days prior to the date of such meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-appointment, stating the particulars which would, if he were so appointed or re-appointed, be required to be included in the Company's register of Directors, together with notice executed by that person of his willingness to be appointed or re-appointed, is lodged at the Office.";



   (n) by deleting the existing Article 91.2 and substituting therefor the following new Article 91.2:

               "91.2 In addition to the Directors required to retire by rotation under Article 91.1, there shall also be required to retire by rotation:

                          (a)     any Director who at an annual  general
                                  meeting of the Company  shall have been
                                  a Director at each of the preceding two annual general meetings of the Company and who was not elected or re-elected at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting; and

                          (b) any Director who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the annual general meeting.";

   (o) by deleting the existing Article 112.1 and substituting therefor the following new Article 112.1:

               "112.1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

                          (a) where any committee constituted by the Board pursuant to this Article 112.1 consists of more than one member, not less than two members of such committee shall be Directors or alternate Directors; and

                          (b) no resolution of a committee shall be effective unless one of those present when it is passed is a Director (or his alternate).";

   (p) by deleting the existing Article 132 and substituting therefor the following new Article 132:

               "132       Interested Director not to vote or count for quorum

               132.1 Save as provided in this Article, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any proposal whatsoever to which the Company is or is to be a party and in which he or any of his associates has a material interest otherwise than by virtue of his interest or the interests of his associate(s) in shares or debentures or other securities of or otherwise in or through the Company unless the resolution concerns any of the following matters:

                          (a) the giving to him or his associate(s) of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of the Company or any of its subsidiary undertakings;

                          (b)      the giving to a third  party of any
                                   guarantee,  security  or  indemnity  in
                                   respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he or his associate(s) has himself/themselves assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

                         (c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he or his associate(s) is/are or may be entitled to
                                   participate as a holder   of   securities
                                   or   in   the   underwriting   or
                                   sub-underwriting of which he is to
                                   participate;

                         (d) any proposal concerning any other body corporate in which he (together with his associates) does not to his knowledge have an interest (as the term is used in Part VI of the Act) in five per cent. or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;

                         (e) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

                         (f) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of the Directors or for the benefit of persons who include Directors.";

   (q) by inserting the words "or the interests of his associate(s)" after the words "Director's interest" in Article 134.1 so that
               Article 134.1 reads as follows:

              "134.1 If any question arises at any meeting as to the materiality of a Director's interest or the interests of his associate(s) (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director concerned shall be final and conclusive.";

   (r) by inserting the words "or the interests of his associate(s)" after the words "Chairman's interest" in Article 135.1 so that
               Article 135.1 reads as follows:

              "135.1 If any question arises at any meeting as to the materiality of the Chairman's interest or the interests of his associate(s) or as to the entitlement of the Chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the Directors or committee members present at the meeting
                         (excluding the Chairman), whose majority vote shall be final and conclusive.";

  (s)         by deleting the word "and" at the end of Article 137.1(a);

  (t) by deleting "." at the end of Article 137.1(b) and substituting therefor "; and";

  (u)         by inserting the following new Article as Article 137.1(c):

              "(c) an "associate" of a Director shall mean any person who is for the purposes of the Act connected (which word shall have the meaning given thereto by section 346 of the Act)with a Director and any person who is an associate of a Director within the meaning of rule 1.01 of the rules governing the listing of securities on The Hong Kong Stock Exchange."; and


  (v) by deleting the existing Article 168 and substituting therefor the following new Article 168:

             "168       Right to indemnity

             168.1 Subject to the provisions of the Act, but without prejudice to any indemnity to which he may be otherwise entitled, every Director, alternate Director, Secretary or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution and/or discharge of his duties or exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office, provided that this Article 168.1 shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article 168.1, or any element of it, to be treated as void under the Act.".

By Order of the Board

R G Barber
Group Company
Secretary                                                            31 March
2005

Notes:

(1) Voting at the Meeting may be decided on a show of hands, unless a poll is directed by the Chairman of the Meeting or a poll is demanded by:

           (a) at least five members present in person or by proxy and entitled to vote at the meeting; or

           (b) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

           (c) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(2) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the member. A proxy need not be a member. Completion and submission of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited at: the offices of Computershare Investor Services PLC, PO Box 1064,
            The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; the offices of Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the Meeting
           (or any  adjourned  meeting).  It should be noted, however, that any power of attorney or other authority relating to an  appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

(4) Pursuant to the Uncertificated Securities Regulations 2001, changes to entries on the principal register of members of the Company maintained in England (the 'Principal Register') after midnight (London time) on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the Meeting or any adjourned meeting(as the case may be). Accordingly, a member entered on the Principal Register at midnight on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

(5) CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the Meeting or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

            In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message must be transmitted so as to be received by the issuer's agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications
            Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

            CREST members and, where applicable, their CREST sponsor or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

            Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

            -       the information in the instruction is incorrect;

            - the person expressed to have sent the instruction did not in fact send it; or

            - the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

(6) In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or either the Hong Kong or Bermuda Overseas Branch Registers of the Company, as appropriate.

(7)         The  Directors are W F Aldinger  (will retire on 29 April 2005),

            Sir John Bond, Lord Butler**, R K F Ch'ien** JDCoombe**, The Baroness Dunn*, D G Eldon (will retire on 27 May 2005), R A Fairhead**, D J Flint, W K L Fung**, S K Green, M F Geoghegan, S Hintze**, J W J Hughes-Hallett**, A W Jebson, Sir John Kemp-Welch**, Sir Brian Moffat**, Sir Mark Moody-Stuart**, S W Newton**, H Sohmen* and Sir Brian Williamson**. The Group Chairman, and in the case of the Group Chairman himself, the non-executive
            Directors,   have  confirmed  that  the  Directors  standing  for
            re-election under Resolution 2 continue to perform effectively and demonstrate commitment to their roles. The biographical details of the Directors standing for re-election are:

            Sir John Reginald Hartnell Bond, FCIB, Group Chairman Age 63. An executive Director since 1990; Group Chief Executive from 1993 to 1998. Joined HSBC in 1961; a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, having been an executive Director from 1988 to 1992. A Director of HSBC North America Holdings Inc. A Director of HSBC Bank plc from 1993 to 1997 and Chairman of HSBC Bank plc from 1998 to 2004. A non-executive director of Ford Motor Company and of Vodafone Group Plc.

            **Raymond Kuo Fung Ch'ien, CBE, Ph.D (Economics) Age 53. Executive Chairman and Chief Executive Officer of chinadotcom corporation and Chairman of its subsidiary, hongkong.com Corporation. A non-executive Director since 1998. A member of the Group Audit Committee. Non-executive Chairman of HSBC Private Equity (Asia) Limited, and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997. Non-executive Chairman of MTR Corporation Limited and a non-executive Director of Convenience Retail Asia Limited, Inchcape plc, Vtech Holdings Limited and The Wharf (Holdings) Limited.

            **John David Coombe, FCA, FCT Age 60. Executive Director and Chief Financial Officer of GlaxoSmithKline plc, from which he will retire on 31 March 2005. Appointed a non-executive Director with effect from 1 March 2005 and a member of the Group Audit Committee with effect from 1 July 2005. A non-executive Director
            of  the   Supervisory   Board  of  Siemens  AG  and  appointed  a
            non-executive Director of GUS plc with effect from 1 April 2005. A member of The Code Committee of the Panel on Takeovers and Mergers. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

            J D Coombe brings to the Board as a non-executive Director a wealth of experience in business, financial accounting and the pharmaceutical industry which are complementary to the skills and expertise of other Directors. It is the belief of the Board that J D Coombe is fully able to discharge his duties as an independent non-executive director.

            *The Baroness Lydia Selina Dunn, DBE, Deputy Chairman and senior non-executive Director Age 65. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A former non-executive Director of Marconi p.l.c. and a former Senior Member of the Hong Kong Executive Council and Legislative Council.

            Douglas Jardine Flint, CA, FCMA, PMD (Harvard), Group Finance Director Age 49. Joined HSBC as an executive Director in 1995. Director of HSBC Bank Malaysia Berhad. A non-executive Director of BP p.l.c. Chairman of the Financial Reporting Council's review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner of KPMG.

            **James Wyndham John Hughes-Hallett, FCA Age 55. Chairman of John Swire & Sons Limited. A non-executive Director with effect from 1 March 2005. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited.

            J W J Hughes-Hallett brings to the Board as a non-executive Director a background in financial accounting and the management of a wide range of businesses in industries including aviation, property, manufacturing and trading in the United Kingdom, Hong Kong, Japan, Australia and Taiwan which are complementary to the skills and expertise of other Directors. It is the belief of the Board that J W J Hughes-Hallett is fully able to discharge his duties as an independent non-executive director.

            **Sir Brian Scott Moffat, OBE, FCA, Deputy Chairman and senior independent non-executive Director Age 66. Former Chairman of Corus Group plc. A non-executive Director since 1998 and a non-executive Deputy Chairman since 2001. Chairman of the Group Audit Committee and of the Nomination Committee. A member of the Court of the Bank of England. A non-executive Director of Macsteel Global BV.

            **Stewart Worth Newton, FCA Age 63. Chairman of The Real Return Holdings Company Limited. A non-executive Director since 2002. A Member of the Advisory Board of the East Asia Institute at Cambridge University. Founder of Newton Investment Management, from which he retired in 2002.

            *Helmut Sohmen, OBE, Dr. Jur., MCL, LLM Age 65. Chairman and President of World-Wide Shipping Group Limited and Chairman of Bergesen d.y. ASA and Bergesen Worldwide Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1984 and Deputy Chairman since 1996.

            *  Non-executive Director
            ** Independent non-executive Director

            Sir John Bond is employed on a rolling contract dated 14 July 1994 which requires 12 months' notice to be given by either party. D J Flint is employed on a rolling contract dated 29 September 1995 which requires 12 months' notice to be given by the Company and nine months' notice to be given by Mr Flint.

            The terms of appointment for the non-executive Directors standing for re-election will expire: in 2006 Baroness Dunn, H Sohmen and S W Newton; in 2007 R K F Ch'ien and Sir Brian Moffat. The appointments of J W J Hughes-Hallett and J D Coombe are for an initial three-year term that will expire at the conclusion of the 2008 Annual General Meeting.

            None of the Directors standing for re-election has any material relationship with another Director, member of Senior Management or substantial or controlling shareholder. Mr Hughes-Hallett is Chairman and Baroness Dunn is an executive Director of John Swire & Sons Limited. Mr Hughes-Hallett, Baroness Dunn and D G Eldon are Directors of Swire Pacific Limited. Mr Hughes-Hallett was a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, a subsidiary of HSBC Holdings plc, from June 1999 until November 2004. Baroness Dunn is Deputy Chairman and senior non-executive Director of HSBC Holdings plc and D G Eldon is an executive Director of HSBC Holdings plc and Chairman of The Hongkong and Shanghai Banking Corporation Limited.

            According to the registers of Directors' interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong
            Kong, the Directors standing for re-election had the following interests in the shares and loan capital of HSBC at 28 February 2005 (the date of the Report of the Directors), all beneficial unless otherwise stated. Changes in Directors' interests since 28 February 2005 are shown in note (12) below.


___________


HSBC Holdings ordinary         Beneficial       Child Trustee  Jointly       Other Equity          Total Percentage
shares of US$0.50                   owner    under 18          with                derivatives interests of
                                            or spouse          another                                   Ordinary
                                                                person                                   Shares
                                                                                                         in issue

Sir John Bond                     385,161       3,629        -  62,831           -   2,7982      454,419     0.00
R K F Ch'ien                       48,161           -        -       -           -        -       48,161     0.00
Baroness Dunn                     136,799           -        -       -     28,6501        -      165,449     0.00
D J Flint                          52,745       1,967   27,000       -           -   2,6172       84,329     0.00
Sir Brian Moffat                        -           -        -  11,242           -        -       11,242     0.00
S W Newton                          5,209           -        -       -           -        -        5,209     0.00
H Sohmen                                -   1,252,274        -       -  2,017,8733        -    3,270,147     0.03
___________


1        Non-beneficial.
2        Savings-related share options.
3        Interests held by private investment companies.

     At 28 February 2005 Sir John Bond and D J Flint had interests in 746,165 and 431,247 HSBC Holdings Ordinary Shares of US$0.50 respectively arising from conditional awards of Performance Shares subject to the vesting arrangements set out on pages 54 to 55 of the Annual Review and page 222 of the Annual Report and Accounts. The aggregate interests of Sir John Bond and D J Flint in HSBC Holdings Ordinary Shares of US$0.50 including interests arising through conditional awards of Performance Shares are 1,200,584 (0.01 per cent of the shares in issue) and 515,576 shares respectively.

     Sir John Bond had an interest as beneficial owner in GBP290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-Up Perpetual Securities.

     H Sohmen had a corporate interest in GBP1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005.

     At the date of his appointment as a Director, 1 March 2005, J D Coombe had a non-beneficial interest as a Trustee in 40,659 HSBC Holdings Ordinary Shares.

     At the date of his appointment as a Director, 1 March 2005, J W J Hughes-Hallett had no interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

     Directors'   fees  are   currently   GBP55,000   per  annum.   In  addition
     non-executive Directors receive the following fees:

     Chairman,  Audit Committee                           GBP40,000 p.a.
     Member, Audit Committee                              GBP15,000 p.a.
     Chairman,  Remuneration Committee                    GBP20,000 p.a.
     Member,  Remuneration  Committee                     GBP15,000 p.a.
     Chairman,  Nomination  Committee                     GBP20,000 p.a.
     Member,  Nomination  Committee                       GBP15,000 p.a.
     Chairman, Corporate Social Responsibility Committee GBP20,000 p.a. Member, Corporate Social Responsibility Committee GBP15,000 p.a.

     Non-executive Directors do not have service contracts with HSBC Holdings plc. Directors' fees were authorised by Shareholders at the 2004 Annual General Meeting. Committee fees are determined by the Board.

     The annual basic salaries of Sir John Bond and D J Flint with effect from January 2005 are GBP1,276,300 and GBP500,000 respectively. In addition, they may receive a discretionary annual cash bonus and long-term incentive award as explained on pages 51 to 52 of the accompanying Annual Review and pages 219 to 220 of the Annual Report and Accounts. With effect from 1 January 2005 Sir John Bond and D J Flint waived their rights to receive a fee from HSBC Holdings plc.

(8) The purpose of Resolution 4 is to approve the Directors' Remuneration Report set out on pages 48 to 64 of the accompanying Annual Review and pages 216 to 233 of the Annual Report and Accounts.

(9) The general purpose of the authorities to be conferred on the Directors by Resolutions 5 and 6 is to enable the Directors to allot shares (or sell shares held by the Company in treasury following an own share purchase) up to a specified number without having first to obtain the consent of Ordinary Shareholders in general meeting. The Directors have undertaken that no capital will be issued which would effectively change the control of the Company or the nature of its business without the prior approval of Ordinary Shareholders in general meeting.

(10) The purpose of the authority to be conferred by Resolution 7 is to enable the Company to make market purchases of its own shares. The total number of options to subscribe for Ordinary Shares outstanding on 18 March 2005 (the latest practicable date prior to printing of this document) was 419,237,679 which represented 3.75 per cent of the issued ordinary share capital as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by this Resolution, the options outstanding on 18 March 2005 would represent 4.16 per cent of the issued ordinary share capital. The resolution also authorises the sale or transfer of any shares purchased pursuant to this, or any subsequent, authority to make market purchases which are held in treasury in satisfaction of the exercise of options under, or otherwise pursuant to, any of the Company's existing employee share schemes. This authority would not be utilised until after receipt of the necessary regulatory approvals and consents in Hong Kong to permit the Company to hold shares in treasury following any purchase of its own shares.

(11) For safety reasons, security checks will be carried out on entry to the Meeting. Shareholders are reminded that briefcases, cameras and tape-recorders will not be allowed in the Meeting and that all mobile telephones must be switched off.

(12) According to the registers of Directors' interests maintained by the Company pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the following changes in the Directors' interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings plc and its subsidiaries or associated corporations have occurred during the period from 28 February 2005 (the date of the Report of the Directors) to 18 March 2005 (the latest practicable date prior to the printing of this document):

     (a) The interests of each of Sir John Bond, D J Flint and S K Green as beneficial owners increased by the acquisition of 15 HSBC Holdings Ordinary Shares of US$0.50 each using their regular monthly contributions to the HSBC Holdings UK Share Ownership Plan.

     (b) The undernamed Directors were granted conditional awards of Performance Shares which give rise to additional interests as beneficiaries of a trust in the number of HSBC Holdings Ordinary Shares of US$0.50 shown below:

               Sir John Bond                                   458,389
               D J Flint                                       171,896
               M F Geoghegan                                   229,195
               S K Green                                       286,493
               A W Jebson                                      162,155

               The awards were made under The HSBC Share Plan and are, therefore, conditional upon the approval by Shareholders of that plan. The awards are also subject to the vesting arrangements set out on pages 52 to 54 of the Annual Review and pages 220 to 222 of the Annual Report and Accounts.

     (c) H Sohmen acquired a corporate interest in 50,000 HSBC Holdings Ordinary Shares of US$0.50 and his spouse acquired a corporate interest in 50,000 HSBC Holdings Ordinary Shares of US$0.50.

     (d) J D Coombe acquired 6,000 HSBC Holdings Ordinary Shares of US$0.50 as beneficial owner.

     (e) Sir John Kemp-Welch acquired 40,000 HSBC Holdings Ordinary Shares of US$0.50 as beneficial owner and his spouse acquired 2,000 HSBC Holdings Ordinary Shares of US$0.50. Sir John Kemp-Welch also acquired a non-beneficial interest in 1,500 HSBC Holdings Ordinary Shares of US$0.50 as a trustee.

     (f) The performance conditions for the Restricted Share Plan awards made in 2000 have been met and the awards have vested. Upon vesting, the Trustee of the Restricted Share Plan, unless otherwise requested, sold sufficient HSBC Holdings Ordinary Shares of US$0.50 to meet the tax liability arising on the vesting and sold additional shares as instructed by the participant. The Trustee transferred any remaining entitlements to shares to the participants. As a consequence, the interests of the undernamed Directors in the HSBC Holdings Ordinary Shares of US$0.50 as beneficiaries of a trust have reduced and their interests as beneficial owners have increased by the number of shares shown below:

                                               Reduction      Increase
                                             in interest   in interest
                                                      as as beneficial
                                          beneficiary of         owner
                                                 a trust
                                                  ______       _______
              Sir John Bond                       94,119       55,531
              D G Eldon                           42,781       42,781
              D J Flint                           38,502            -
              M F Geoghegan                       34,224       34,224
              S K Green                           42,781       42,781
              A W Jebson                          34,224       20,193


     (g)       As Directors of CCF Holding  (Suisse) S.A., M F Geoghegan and
               S K Green each acquired an interest as beneficial owner in one share of CHF1,000. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of CCF Holding (Suisse) S.A.

(13) According to the register maintained under section 211 of the Companies
     Act 1985 at 18 March 2005 (the latest practicable date prior to the printing of this document), Legal and General Investment Management Limited had given notice of an interest in 284,604,788 HSBC Holdings Ordinary Shares of US$0.50, representing 3.01 per cent of the Ordinary Shares in issue on 11 June 2002, and Credit Suisse First Boston had given notice of an interest in 569,450,916 HSBC Holdings Ordinary Shares of US$0.50, representing 5.08 per cent of the Ordinary Shares in issue on 15 March 2005.

(14) Copies of the service  contracts of Directors,  the draft rules of The
     HSBC Share Plan and the rules of the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan:
     International (incorporating the HSBC US Employee Stock Plan), marked to show the proposed amendments, will be available for inspection at the registered office of the Company at 8 Canada Square, London E14 5HQ and at 1 Queen's Road Central, Hong Kong SAR during normal business hours on any business day from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until its conclusion.

(15) This document includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to HSBC Holdings plc. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

(16) In the event of a conflict between any translation and the English text hereof, the English text will prevail.


Annual General Meeting - 27 May 2005

If there is a question or questions you would like to have addressed at the Annual General Meeting on 27 May 2005, please write your question(s) here and return this form as indicated below.

Questions





We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive.

Submitting a question in advance of the Meeting does not affect your rights as a shareholder to attend and speak at the Meeting.

Signed:

Name:

Shareholder Reference Number:

Please return this form to the Registrars: Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 March 2005